UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp
300 SW Broad Street
Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
INDEX

Page

Reports of Independent Registered Public Accounting Firms	3

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	5

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019	6

Notes to the Financial Statements	7

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit Index	15

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Audit Committee
First Bancorp Employees’ 401(k) Savings Plan
Southern Pines, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2020.
Raleigh, North Carolina
June 25, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
First Bancorp Employees’ 401(k) Savings Plan
Southern Pines, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2018, and the related notes to the financial statement (the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ Elliott Davis, PLLC

We served as the Plan’s auditor from 2005 to 2019.

Charlotte, North Carolina
June 27, 2019

First Bancorp Employees' 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

	2019	2018

Assets
Investments, at fair value	$94,685,750	$73,904,448

Receivables
Notes receivable from participants	1,998,581	1,840,373
Employee contribution receivable	—	179,458
Employer contribution receivable	—	145,546
Other receivables	19,931	—
Total receivables	2,018,512	2,165,377
Total assets	96,704,262	76,069,825

Net assets available for benefits	$96,704,262	$76,069,825

See Accompanying Notes to Financial Statements

First Bancorp Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019

Additions:
Investment income
Net appreciation in fair value of investments	$13,031,628
Dividends and interest	3,825,437
16,857,065
Interest income on notes receivable from participants	115,419
Contributions
Participant	5,087,478
Employer	4,010,951
Rollover	916,181
Other	21,943
10,036,553

Total additions	27,009,037

Deductions:
Benefits paid to participants	6,295,995
Administrative expenses	78,605
Total deductions	6,374,600

Net increase	20,634,437

Net assets available for benefits, beginning of year	76,069,825
Net assets available for benefits, end of year	$96,704,262

See Accompanying Notes to Financial Statements

First Bancorp Employees’ 401(k) Savings Plan
Notes to the Financial Statements

Note 1.    Description of the Plan

The following description of the First Bancorp Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General:
The Plan is a defined contribution plan covering all employees of First Bancorp (the “Company”, “Plan Sponsor”, or “Employer”), except union and part time employees with less than 1,000 hours of service, who are age 21 or older, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions:
Employees electing participation in the Plan may contribute up to the annual Internal Revenue Service (“IRS”) deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

The Plan allows for Roth elective deferrals. The Roth deferrals are included in a participant’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on a participant’s Roth account accumulate on a tax free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.

The Company has elected a safe harbor match and contributes 100% of the first 6% of participant deferrals. Employer safe harbor matching contributions totaled approximately $4.0 million in 2019. The Company may make additional discretionary contributions to the Plan to be allocated amongst participants. The Company made no discretionary contributions for the 2019 Plan year. Employer contributions are invested according to the same investment elections each participant has established for their deferral contributions. Contributions are subject to certain IRS limitations.
Participant accounts:
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company’s discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the amount in the participant's vested account.
Vesting:
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.
Notes receivable from participants:
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. All loans currently bear interest rates between 4.25% and 6.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.
Payment of benefits:
On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s vested account is less than $5,000, the participant will receive a lump‑sum distribution as soon as practical following termination. Any distribution greater than $1,000 and less than $5,000 that is made to the participant without the participant’s consent before the participant’s normal retirement age will be rolled over to an individual retirement plan designated by the Plan Administrator. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 ½. In the event of the death of a participant, the Company’s contributions to the participant are considered to be 100% vested, and the total account shall be paid to the participant’s beneficiary.
Forfeited accounts:
At December 31, 2019 and 2018, forfeited non-vested accounts totaled $284 and $3,547, respectively.  Forfeited non-vested accounts are used to reduce future employer contributions or pay administrative expenses. During 2019, $3,749 of forfeited non-vested accounts were used to reduce employer contributions.

Note 2.    Summary of Significant Accounting Policies
Basis of accounting:
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment valuation and income recognition:
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e. Revenue Credit Account) in the Plan. The Plan Administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from the Revenue Credit Account. At December 31, 2019 and 2018, revenue credit accounts totaled $4,098 and $0, respectively. The Plan did not utilize any credits during 2019.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of benefits:
Benefit payments are recorded when paid.
Expenses:
All reasonable expenses of administering the Plan are either charged to participants and paid out of the Plan or paid by the Company. Expenses paid by the Company are not included in the Plan’s financial statements. Fees related to participant requested transactions are charged to the participant’s account. All other administrative fees are charged on a pro-rata basis based upon account balances of participants. Investment related expenses are presented net of net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Recently issued accounting pronouncements:
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan early adopted the guidance on January 1, 2019 and the adoption of this new standard had no impact to its financial statements.

Note 3.    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Money market fund: Valued at net asset value (“NAV”) of $1 per share. The money market fund is invested in the Fidelity Government Money Market Fund. The Plan invests in the money market fund to provide daily liquidity.
Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. This investment is a direct filing entity.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2019 and 2018.

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$348,795	$—	$348,795
Mutual funds	68,715,893	—	—	68,715,893
Common stock	18,017,147	—	—	18,017,147
Total assets included in the fair value hierarchy	$86,733,040	$348,795	$—	87,081,835
Investments measured at NAV (a)				7,603,915
Total investments at fair value				$94,685,750

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$12,307	$—	$12,307
Mutual funds	48,976,528	—	—	48,976,528
Common stock	15,445,683	—	—	15,445,683
Total assets included in the fair value hierarchy	$64,422,211	$12,307	$—	64,434,518
Investments measured at NAV (a)				9,469,930
Total investments at fair value				$73,904,448

(a)
Investments reported at NAV as a practical expedient to estimate fair value include a common collective trust fund. The investment has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

The following table for December 31, 2019 and 2018 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2019
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$7,603,915	$—	(b)	(b)

	December 31, 2018
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$9,469,930	$—	(b)	(b)

(b)
The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval.

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions.

Note 4.    Related Party and Party-In-Interest Transactions

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity”). Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the third party administrator totaling $78,605 which were not covered by revenue sharing. The Company pays directly any other fees related to the Plan’s operations.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Investments in First Bancorp Common Stock represent investment in shares of common stock of First Bancorp, the Plan Sponsor. The Plan received dividend income of $213,742 and recognized $3,382,541 of net appreciation in the fair value of the investment in the Company’s common stock in 2019. As of December 31, 2019, the Plan held 451,415 shares of First Bancorp Common Stock with a cost basis of $10,096,687.

Participants may borrow from their fund accounts and these loans are considered party-in-interest transactions.

Note 5.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6.    Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by Fidelity. Fidelity has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7.    Risks and Uncertainties

Concentration of market risk:
The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 18.6% and 20.3% of Plan net assets at December 31, 2019 and 2018, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2019 and 2018, the Plan held $18,017,147 and $15,445,683, respectively, in the Company’s common stock.

Other risks:
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8.    Subsequent Events

The Plan has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. No events have occurred that require adjustment to or disclosure in the financial statements of the Plan, except as noted below.

On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels.  While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of First Bancorp common stock and Plan assets.

In April 2020, the Plan elected to implement certain provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, including 1) allowing qualifying participants withdrawal provisions up to $100,000, and 2) allowing qualifying participants the ability to defer loan payments until December 31, 2020.

First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value

	Money Market
*	Fidelity	Government Money Market Fund	12,306.9700	units	**	$348,795

	Common collective fund
	Union Bond & Trust Company	Morley Stable Value Fund	360,896.7400	units	**	7,603,915

	Mutual funds
	Dodge & Cox	Income Fund	85,753.6140	shares	**	1,203,123
*	Fidelity	500 Index Fund	38,359.9810	shares	**	4,297,085
*	Fidelity	Mid-Cap Index Fund	94,001.6310	shares	**	2,221,259
*	Fidelity	Small Cap Index Fund	104,200.8140	shares	**	2,191,343
*	Fidelity	Global ex U.S. Index Fund	21,594.4530	shares	**	289,150
*	Fidelity	U.S. Bond Index Fund	282,713.4020	shares	**	3,367,117
*	Fidelity	Freedom Index Income Fund	3,390.3420	shares	**	40,243
*	Fidelity	Freedom Index Fund 2015	18,014.3990	shares	**	249,680
*	Fidelity	Freedom Index Fund 2020	126,498.6080	shares	**	1,886,094
*	Fidelity	Freedom Index Fund 2025	125,248.9900	shares	**	2,064,103
*	Fidelity	Freedom Index Fund 2030	104,108.6520	shares	**	1,780,258
*	Fidelity	Freedom Index Fund 2035	158,851.0290	shares	**	2,922,859
*	Fidelity	Freedom Index Fund 2040	181,143.8610	shares	**	3,309,498
*	Fidelity	Freedom Index Fund 2045	109,912.6480	shares	**	2,081,746
*	Fidelity	Freedom Index Fund 2050	96,140.3000	shares	**	1,824,743
*	Fidelity	Freedom Index Fund 2055	7,012.2250	shares	**	109,180
*	Fidelity	Freedom Index Fund 2060	7,477.9730	shares	**	98,560
*	Fidelity	Freedom Index Fund 2065	138.0360	shares	**	1,469
	Hartford	Mid-Cap R6 Fund	171,661.7090	shares	**	6,505,979
	Ivy	International Core Equity N Fund	170,918.3570	shares	**	3,035,510
	JPMorgan	Small Cap Core Fund	1,849.1050	shares	**	95,395
	MFS	Mid-Cap Value R6 Fund	108,885.8520	shares	**	2,768,967
	Oppenheimer	Developing Markets I Fund	21,919.1790	shares	**	999,295
	T. Rowe Price	Blue Chip Growth I Fund	108,337.5780	shares	**	13,484,778
	Vanguard	Equity-Income Admiral Fund	77,004.2550	shares	**	6,126,459
	Vanguard	Wellington Admiral Fund	76,918.9660	shares	**	5,762,000

	Common stock
*	First Bancorp	Common Stock	451,414.8310	shares	**	18,017,147

*	Notes receivable from participants	All interest rates are currently at 4.25% - 6.50%			N/A	1,998,581
						$96,684,331

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

By:     /s/ Timothy S. Maples
Timothy S. Maples
Executive Vice President
Plan Administrator

Date:    June 25, 2020

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - BDO USA, LLP
Exhibit 23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Elliott Davis, PLLC